

VIA EDGAR SUBMISSION

FORM SBSE-A – SUPPLEMENTAL INFORMATION

Applicant: GOLDMAN SACHS INTERNATIONAL

Schedule B: Form SBSE-A

Section II. Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings

Item 13A.

Firm or Organization Name:
IRON MOUNTAIN INFORMATION MANAGEMENT LLC.
1 FEDERAL STREET
BOSTON, MA 02110
Effective Date:
12-1-2000
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
IRON MOUNTAIN PROVIDES RECORDS MANAGEMENT/ ARCHIVING SERVICES FOR THE APPLICANT. THIS INCLUDES THE ARCHIVING/STORAGE OF ANY HARDCOPY DOCUMENTS FOR RETENTION PURPOSES.

Firm or Organization Name:
DELL INC.
ONE DELL WAY RR1-61
ROUND ROCK, TX 78682
Effective Date:
10-1-2008
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

DELL PROVIDES SOLUTIONS FOR ARCHIVING INFORMATION AND E-MAILS.

Firm or Organization Name:
NICE LTD
8 HAPNINA ST
ISRAEL, RA'ANANA 43107
Effective Date:
2-28-2010
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
NICE PROVIDES TRADE AND VOICE RECORDING SERVICES TO THE APPLICANT.

Firm or Organization Name:
THE DEPOSITORY TRUST & CLEARING CORPORATION (DTCC)
55 WATER STREET
NEW YORK CITY, NY 10041
Effective Date:
9-3-2003
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
DTCC PROVIDES AFFIRMATION/CONFIRMATION SERVICES TO THE APPLICANT FOR CREDIT DERIVATIVES WHICH INCLUDES MAINTAINING THE APPLICANT'S CONFIRMATION RELATED RECORDS VERSUS OUR COUNTERPARTIES.

Firm or Organization Name:
PRICEWATERHOUSECOOPERS LLP (PWC)
300 MADISON AVENUE
NEW YORK, NY 10017
Effective Date:
1-1-1922
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
PWC AUDITS THE APPLICANT'S FINANCIAL INFORMATION PRESENTED ON THE ANNUAL FINANCIAL STATEMENTS SUBMITTED TO REGULATORS TO SUPPORT PWC'S ANNUAL AUDIT OPINION. PWC MAKES SURE THAT THIS AUDITED FINANCIAL INFORMATION AGREES BACK TO THE BOOKS AND RECORDS OF THE

APPLICANT.

Firm or Organization Name:
CISIVE, FORMERLY CARCO GROUP, INC.
5000 CORPORATE COURT
SUITE 203
HOLTSVILLE, NY 11742
Effective Date:
8-12-2013
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
CISIVE CONDUCTS BACKGROUND CHECKS OF POTENTIAL AND CURRENT EMPLOYEES, AND MAINTAINS THE RECORDS OF ALL SUCH INVESTIGATIONS IT CONDUCTS.

Firm or Organization Name:
IHS MARKIT LTD.
15 INVERNESS WAY E
ENGLEWOOD, COLORADO, 80112
Effective Date:
03/17/2021
 Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
FOR SECURITY-BASED SWAP TRANSACTIONS THAT ARE VERIFIED ON MARKITWIRE, IHS MARKIT RETAINS COPIES OF VERIFICATIONS ON BEHALF OF THE APPLICANT.

13B.

Firm or Organization Name:
ICE CLEAR EUROPE
60 CHISWELL STREET
5ᵀᴴ FLOOR, MILTON GATE
LONDON, UK EC1Y 4SA
Effective Date:
07-07-2009
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement

arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
THE APPLICANT HAS A CLEARING ARRANGEMENT WITH THE ABOVE-REFERENCED ORGANIZATION FOR SECURITY-BASED SWAPS.

Firm or Organization Name:
ICE CLEAR CREDIT LLC
353 NORTH CLARK STREET
SUITE 3100
CHICAGO, IL 60654
Effective Date:
7-13-2011
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
THE APPLICANT HAS A CLEARING ARRANGEMENT WITH THE ABOVE-REFERENCED ORGANIZATION FOR SECURITY-BASED SWAPS.

Firm or Organization Name:
JAPAN SECURITIES CLEARING CORPORATION
2-1, NIHOMBASHI-KABUTO-CHO
CHUO-KU
TOKYO, JAPAN
103-0026
Effective Date:
11-09-2018
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.
THE APPLICANT HAS A CLEARING ARRANGEMENT WITH THE ABOVE-REFERENCED ORGANIZATION FOR SECURITY-BASED SWAPS.

Firm or Organization Name:
LCH SA, PARIS (BANQUE CENTRAL DE COMPENSATION)
18 RUE DU QUATRE SEPTEMBRE
PARIS, FRANCE 75002
Effective Date:
12-14-2009
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement

arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.

THE APPLICANT HAS A CLEARING ARRANGEMENT WITH THE ABOVE-REFERENCED ORGANIZATION FOR SECURITY-BASED SWAPS.